Filed by SemGroup Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Rose Rock Midstream, L.P.

(Commission File No. 001-35365)

The following is a transcript of remarks relating to the proposed merger of SemGroup Corporation (“SemGroup”) and Rose Rock Midstream, L.P. (“Rose Rock”) made during the conference call and investor presentation held by SemGroup on May 31, 2016 and made available for replay starting May 31, 2016. References to slides relate to the presentation filed pursuant to Rule 425 by SemGroup on May 31, 2016, which is incorporated herein by reference in its entirety.

SemGroup Participants

Alisa Perkins, Investor Relations

Carlin Conner, President and Chief Executive Officer

Bob Fitzgerald, Chief Financial Officer

Other Participants

Schneur Gershuni, UBS

Michael Blum, Wells Fargo

Craig Shere, Tuohy Brothers

Presentation

Alisa Perkins:

Thank you. I would like to welcome everyone to today’s call this morning to discuss the announcement that SemGroup Corporation has executed an agreement to acquire all the outstanding public units of Rose Rock Midstream, L.P. The press release and presentation related to the merger announcement have been posted on our website and can be found under the Investor Relations section of our website at semgroupcorp.com.

I would like to bring your attention to Slides 2 and 3 of the presentation where you can find additional information and certain disclaimers and other cautionary statements as remarks within our presentation may contain forward-looking statements.

Hosting the call today is Carlin Conner, our CEO. In addition, Bob Fitzgerald, our CFO, is available for questions. I will now turn the call over to Carlin.

Carlin Conner:

Thank you Alisa, and good morning everyone. We are happy to have this opportunity to discuss this morning’s announcement with you. Today, SemGroup announced an agreement to acquire all of the outstanding common units of Rose Rock not already owned by SemGroup in an all-stock transaction. For reference, SemGroup currently owns 56% of Rose Rock. We are excited about this transaction and we look forward to realizing both the immediate and long-term benefits for SemGroup and Rose Rock investors.

I want to quickly provide a bit of background regarding how this transaction came about. The strategic rationale underpinning this transaction is quite simple. The prolonged depression of commodity prices coupled with the anticipated competitive market conditions has significantly increased Rose Rock’s cost of capital and restricted its ability to increase future cash distributions. Although we are hopeful that the commodity markets will continue to improve as we have seen over the past few weeks, we do not expect the commodity price improvement to be enough to drive Rose Rock’s cost of capital to more sustainable and competitive levels. SemGroup is affected by these market factors because of its ownership of Rose Rock’s LP units and 100% of Rose Rock’s incentive distribution rights. SemGroup’s ability to drop down assets to Rose Rock and recycle cash has been impaired and we do not anticipate adequate yield compression in the near- to mid-term.

In line with our commitment to acting in the best interests of investors, we analyzed several options to address Rose Rock’s high cost of capital and concluded that simplification of the corporate capital structure provided the best value creation solution to SemGroup and Rose Rock and their respective investors.

For Rose Rock unitholders, we are creating a larger, more diversified entity with a proven growth strategy. This transaction will enhance the combined company’s credit profile and improve its cost of capital, and together with the elimination of Rose Rock’s incentive distribution structure, coupled with its fee-based cash flows from strong investment grade counterparties, this merger will help drive SemGroup’s strategic growth plans.

Moreover, we anticipate that Rose Rock’s business already managed by SemGroup will enhance our dividend coverage and future dividend growth rate beyond 2016 as well as better position the Company for a lower-for-longer commodity price environment.

Turning to Slide 4 now, which provides an overview of the transaction, upon closing of the transaction Rose Rock unitholders will receive 0.8136 SemGroup common shares per common unit of Rose Rock. The implied Rose Rock Midstream unit price represents a 7.4% premium to its 10-trading day volume weighted average price and a 19.2% premium to its 20-trading day volume weighted average price ending May 27, 2016.

The Company will have approximately $1.1 billion of liquidity following the close of the transaction which is expected to occur in the third quarter. We expect to maintain the current distribution and dividend for Rose Rock and SemGroup through closing.

Turning to Slide 5, we believe this transaction will be immediately accretive to SemGroup. Specifically, we are targeting an 8% compound annual dividend growth rate and dividend coverage of 1.5 times or greater through 2018.

In addition to providing immediate accretion to SemGroup shareholders, Management anticipates recommending to the Board a dividend increase for the fourth quarter 2016.

Importantly, the merger will provide financial flexibility that would allow us to execute on our strategic growth plan and also strengthen the Company’s long-term outlook, which is especially important in light of the lower-for-longer environment.

As a combined entity, we will benefit from an improved cost of and access to capital along with the simplified corporate structure I’ve already mentioned. We expect the tax benefits of the merger to increase our consolidated net operating loss tax position, thus driving low US cash taxes through at least 2020. We intend to continue to target a leverage level at 4 times or better and have no significant debt maturities expected until 2021.

Importantly, we have also discussed this transaction with both S&P and Moody’s and expect the agencies will review it to be ratings positive.

On Slide 6 and 7, you can see the pro forma structure and pro forma capitalization for the transaction. Slides 8 through 10 provide a bit more color on SemGroup’s current portfolio of strong, diversified midstream assets in key areas. Moreover, these strategic assets are supported by stable cash flows, largely from fee-based contracts with more than 70% of SemGroup’s revenue derived from investment grade counterparties.

As previously guided, we continue to expect to spend $455 million during 2016, primarily focused on the Maurepas Pipeline project. With combined liquidity of more than $1 billion, we are well positioned to execute our capital program. As always, we will monitor the capital markets and be opportunistic about any capital raise in the event that market conditions look favorable.

Slide 11 details our timeline to completion. The transaction has no major regulatory approvals required. It is subject to customary closing conditions.

Additionally, there will be a SemGroup shareholder vote prior to closing to approve issuance of shares for this transaction. We expect to file the S-4 registration statement in June 2016 with the transaction expected to close in the third quarter of 2016.

Turning now to Slide 12, I want to reiterate the benefits of this merger. This merger provides immediate and long-term benefits to our investors, including attractive dividend growth beyond 2016. As a combined entity, we will be better positioned in a challenging commodity price environment. Our strengthened balance sheet, strong credit metrics and improved cost of capital will provide financial flexibility that will allow us to execute on our strategic growth plans including high-return growth projects and value-enhancing strategic acquisitions.

Simply stated, after the merger is complete, SemGroup, with great assets, committed employees and deep customer relationships, will be best positioned to capitalize on attractive opportunities and deliver significant value for our shareholders.

For our customers, vendors and community partners, let me assure you the merged company will be able to further drive value for you through its ability to withstand challenging conditions and capture new growth opportunities. Other than having a stronger partner, you should expect no changes.

For our employees, it’s an exciting time to be part of the SemGroup family. This transaction only strengthens our company, enhancing our ability to support our targeted growth strategy and positioning us to achieve even greater success. SemGroup has a bright future and I’m grateful for your hard work and dedication.

With that, I’d like to thank you for your time this morning and now I’ll turn the call over for questions.

Operator:

The first question comes from Schneur Gershuni of UBS. Please go ahead.

Schneur Gershuni:

Congrats on the simplification. I just had a couple of quick questions; you were pretty thorough in the slides that you put out. First on the dividend policy going forward, does SemGroup need to hit a leverage metric first or do you just sort of plan to pursue the growth that you outlined with the intent of being under 4.5 times leverage ratio. I was wondering if you can talk about that for a little bit.

Bob Fitzgerald:

Good morning, Schneur. This is Bob. I’ll take that question. I would say no. We’re targeting a growth rate as we’d noted in the presentation materials of 8% CAGR through 2018. Clearly we’re going to be targeting a 4.5 times leverage ratio but it’s not dependent on that but obviously we’ll continue to monitor our leverage going forward.

As you look at it going into 2016 with the Maurepas Pipeline project, we do expect our leverage to creep up by the end of this year, but nothing that’s unmanageable for us given the significant cash flows coming from Maurepas once it’s up and running.

Schneur Gershuni:

Okay, so the dividend policy is not affected by leverage. Okay. Second question: with the cash savings that sort of result, I guess there’s a cash accretion you sort of do executed backdoor plan on the LP, does this take care of all your equity needs, or do you foresee potentially coming into the market for equity? There were some comments in the prepared remarks about being opportunistic; I just wanted to understand that a little better.

Bob Fitzgerald:

Yes, as Carlin noted in his prepared remarks, we’re well funded through this year but we do want to maintain that flexibility, as we always do, monitoring the markets and seeing if the capital markets are favorable, we would look to take advantage of that. But given our current balance sheet, we’re pretty well funded through this year.

Schneur Gershuni:

One final question, and I’m not sure if you can or cannot answer this. I was wondering if you can walk us through the thought process of arriving at the exchange ratio. Typically when we’ve seen some other roll-ups, there’s a premium to the last day of close; there isn’t in this case here. Is that related to the cash flow accretion to make the merger work? I was just wondering if you can sort of walk through that process a little bit.

Carlin Conner:

Schneur, this is Carlin. I’ll take that one. As you can appreciate with these kind of discussions and negotiations, it’s a process where the valuations of both entities going forward are very important, looking at the base cases, trying to understand what the merged entity would look like relative to those base cases. I would commend the Rose Rock’s Conflicts Committee, they did a great job of representing the unitholders and I think we’ve come to a place with an agreement on the exchange ratio that we believe is a good deal for both sets of equity holders. A good process, a very deliberate process, it involved both boards obviously, numerous advisers and we definitely believe we came to the best possible result.

Schneur Gershuni:

Okay, great. Thank you very much guys and congratulations.

Operator:

The next question comes from Michael Blum of Wells Fargo. Please go ahead.

Michael Blum:

Hi. Thank you very much. Just curious if you can just talk a little more about how you arrive at the 8% dividend growth CAGR. What was the thought process behind that? Because it at least looks, mathematically, it seems like you could be higher if you wanted to be. Just trying to get a sense for how you’re thinking about that versus maintaining more free cash flow.

Bob Fitzgerald:

Michael, this is Bob. I’ll take that question. As we looked at our future plans—and by the way I should point out that we will be filing the proxy later in June and there will be a lot more details going forward in that proxy so I think it would be good to point everybody to look at that for more detail of our expectations. As we look at the future, we think the 8% is a good dividend growth rate target. We’ve got some growth projects—obviously Maurepas coming online in 2017—and it allows us to shape that dividend going forward. But we’re going to continue to look at that each quarter when we have our discussions with the Board. That’s our target going forward for the next couple of years.

Michael Blum:

Okay. Then can you just—just to clarify really, on the cash taxes. So you would expect to effectively not be a cash tax payer at all at SemGroup through 2020?

Bob Fitzgerald:

Let me just clarify that. We do not expect to be a U.S. cash tax payer of any materiality going forward, at least through 2020 and probably beyond. We do pay and have paid a small amount of foreign taxes based upon our foreign operation, but we do have NOLs today. This transaction will increase our NOLs going forward and that will provide additional shield over the next five years and beyond.

Michael Blum:

Okay. Great. Thank you very much.

Operator:

The next question comes from Craig Shere of Tuohy Brothers. Please go ahead.

Craig Shere:

Congratulations on simplifying the structure here. For the future growth capex prospects beyond the significant Maurepas investment, any kind of broad outlook or guidance that you might be prepared to share as far as without an IDR drag and the improved cash tax outlook what spend you might be willing to target annually?

Carlin Conner:

This is Carlin, Craig. Thanks for the question. As we talked about, our guidance for ’16 remains unchanged. Clearly the improvement in our cost of capital will allow us to be more competitive for projects going forward so we hope to be able to announce projects within hopefully the near term that allow us to continue to grow the business. This merger allows us to, we think to be a lot more competitive.

Craig Shere:

In terms of those potential project areas, would add-ons to Maurepas or your strategic efforts in Mexico be the primary focus? Or maybe more in Canada? Could you elaborate on where the primary opportunities are?

Carlin Conner:

Our strategy has not changed. SemGroup is still focusing on trying to find opportunities that balance our upstream-facing business that we have today. We’ve talked about in our previous calls about growing opportunities in Canada around our footprint, we’ve talked about energy reform in Mexico and we’ve also talked about trying to execute more on the Gulf Coast using Maurepas as a platform. All of those opportunities and directions are still very valid even with this combined company, or even more so with this combined company.

Craig Shere:

Okay. Second line of questioning: although you’re not paying a premium from Friday, obviously Rose Rock has kind of disproportionately benefited lately, possibly on expectations that this kind of transaction would happen, I think on the first quarter call, Carlin, you were kind of still sober despite the run-up in the unit values to that point about the future prospects of it being able to shoulder dropdowns, limiting future prospects. So, to some degree this is not shocking, but what’s interesting is the note about the cross-guarantee on the debt. Can you elaborate about was that necessary in how you came to arrive at that part of the deal?

Bob Fitzgerald:

Craig, this is Bob. I think you’re referring to the Rose Rock bonds that remain outstanding and clearly that’s a piece of debt that we think is a very efficient cost of capital and we’d like to keep that outstanding, so we’re going to keep those bonds outstanding at the Rose Rock level and in order to do that we’re going to be cross-guaranteeing that with SemGroup. We think that’s a good part of the cap structure and we want to maintain that going forward.

Craig Shere:

Okay. So, at this point it’s all one credit, ultimately, even if you have original tranches that remain outstanding and the combined company will be guaranteeing all the debt.

Bob Fitzgerald:

That’s correct.

Craig Shere:

Okay. Thank you.

Operator:

This concludes our question and answer session. I would like to turn the conference back over to Carlin Conner for any closing remarks.

Carlin Conner:

Thank you all very much for joining us today and we look forward to meeting with many of you at the upcoming MLPA conference in a few days. Thank you again.

Important Information:

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the proposed business combination transaction between SemGroup and RRMS, SemGroup will file a registration statement on Form S-4 with the SEC that will include a joint solicitation statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT SOLICITATION STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEMGROUP, RRMS AND THE PROPOSED TRANSACTION. You will be able to obtain the joint solicitation statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain free copies of the joint solicitation statement/prospectus (when it becomes available) and the other documents filed by SemGroup and RRMS with the SEC by requesting them in writing from SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-8100, or from Rose Rock Midstream, L.P., Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-7700.

SemGroup and RRMS and their respective directors and executive officers may be deemed under the rules of the SEC to be participants (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in respect of the proposed transaction. Information about SemGroup’s directors and executive officers and their ownership of SemGroup common stock is set forth in SemGroup’s proxy statement on Schedule 14A filed on April 13, 2016 with the SEC. Information about the directors and executive officers and their ownership of Common Units is set forth in RRMS’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 with the SEC. Information regarding the identity of the potential participants, and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other materials when they are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain matters contained in this report include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical fact, included in this report regarding the benefits of the proposed transaction involving SemGroup and RRMS, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks, and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in Item 1A of our most recent Annual Report on Form 10-K, entitled “Risk Factors,” risk factors discussed in other reports that we file with the SEC and the following risks arising in connection with or impacted as a result of the Merger:

•	The closing, expected timing, and benefits of the Merger;

•	Our ability, following the Merger, to generate sufficient cash flow from operations to enable us to pay our obligations and our current and expected dividends or to fund our liquidity needs;

•	The levels of expected future dividends to holders of our common stock;

•	Expected levels of future cash distributions by RRMS with respect to general partner interests, incentive distribution rights and limited partner interests;

•	The effect of our debt level on our future financial and operating flexibility, including our ability to obtain additional capital on terms that are favorable to us;

•	Our ability to access the debt and equity markets, which will depend on general markets conditions and the credit ratings for our debt obligations and equity; and

•	Amounts and nature of future capital requirements.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements.

Investors are urged to closely consider the disclosures and risk factors in SemGroup’s and RRMS’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2016, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at ir.semgroupcorp.com and ir.rrmidtsream.com.